

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2023

Nadir Ali
Chief Executive Officer
Inpixon
2479 E. Bayshore Road
Suite 195
Palo Alto, CA 94303

> **Re: Inpixon**
> **Registration Statement on Form S-1**
> **Filed June 23, 2023**
> **File No. 333-272904**

Dear Nadir Ali:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Blake Baron